CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of July 2007
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)

ASX/NASDAQ Media release	5 July 2007
PHARMAXIS COMPLETES PHASE III BRONCHIECTASIS TRIAL
Pharmaxis (ASX: PXS, NASDAQ: PXSL) today announced that all 362 subjects have completed the efficacy phase of its global Phase III clinical trial of Bronchitol in bronchiectasis.
The placebo controlled trial was conducted at 22 hospitals across Australia, New Zealand and the United Kingdom and is designed to evaluate the impact of Bronchitol on mucus clearance, disease symptoms, cough severity, exercise capacity and lung function.
Participants received either Bronchitol or placebo for three months, at which point the effect of treatment was assessed. An extension of the trial allows participants access to Bronchitol for a total of twelve months to determine the safety of long term Bronchitol treatment. This second component of the trial is fully recruited and will complete in 2008.
The outcome from the trial will be available this quarter after the individual patient data has been checked, the study unblinded and the statistical analysis completed.
A positive outcome from the study will enable Pharmaxis to seek approval to market Bronchitol.
There have been no new therapeutic advances for this patient group in the last twenty years. Bronchiectasis is an incurable, degenerative and chronic lung condition affecting more than half a million people in the western world alone. Pharmaxis has the only product in Phase III clinical trials for bronchiectasis anywhere in the world and Bronchitol is expected to be the first targeted medication for this patient group, fulfilling an urgent medical need.
In the United States, at least 110,000 people are receiving treatment for bronchiectasis, medical-care expenditure is over US$630 million per year and annual treatment costs are between US$6,000 and US$13,000. Widespread availability of high resolution scanners is leading to increases in diagnosis rates and the understanding that bronchiectasis is more common than previously thought. Pharmaxis is developing Bronchitol as a daily treatment administered by inhalation to the patient’s lungs.
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SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Australia:
Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au

About Bronchitol
Pharmaxis Ltd is developing Bronchitol for the management of chronic obstructive lung diseases including bronchiectasis, cystic fibrosis and chronic bronchitis. Bronchitol is a proprietary formulation of mannitol administered as a dry powder in a convenient hand-held inhaler. It is designed to hydrate the lungs, restore normal lung clearance mechanisms, and help patients clear mucus more effectively. Clinical studies have shown Bronchitol to be well tolerated, to improve quality of life, and to stimulate mucus hydration and clearance in people with bronchiectasis and cystic fibrosis.
About Bronchiectasis
Bronchiectasis is one of the chronic obstructive pulmonary diseases, or COPDs, and affects children and adults. It is often mistaken for asthma or pneumonia and misdiagnosis is common. In this disease the bronchial tubes become irreversibly enlarged, forming pockets that can become infected. The bronchi walls are damaged, causing impairment to the lung’s complex cleaning system. The tiny hairs, or cilia, which line the bronchial tubes and sweep them free of dust, germs and excessive mucus are unable to function properly. The result is that matter such as mucus and bacteria accumulates affecting the performance of the lungs and the quality of life of the individual.
About Pharmaxis Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis. Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

ASX/NASDAQ Media release	9 July 2007
PHARMAXIS FILES FOR ARIDOL APPROVAL IN KOREA
- FIRST MOVE INTO ASIA -
Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced its first step into the Asian market, filing for Korean marketing approval of its lung function test Aridol.
Aridol was recently approved for marketing in 13 European countries, and is already being sold in Sweden and Australia.
Korea is the first Asian country that Pharmaxis has filed a New Drug Application, and was chosen because of the high patient numbers and acceptance of bronchial provocation tests in diagnosing and managing respiratory disease.
“Korea has an estimated 2.5 million asthma sufferers and another 185,000 new asthma cases are being diagnosed every year” said Pharmaxis Chief Executive Officer Dr Alan Robertson.
“With seven to 15 per cent of asthma patients currently referred for a bronchial challenge test and up to 160,000 tests undertaken annually, Korea represents an important base from which to launch Aridol into the Asian market. We estimate our initial target Korean market to be 80,000 patients.”
The Korean regulatory approval process is expected to complete in Q1 2008, after which Pharmaxis would seek reimbursement approval through the national health scheme. Pharmaxis plans to begin pre-marketing immediately approval is granted and is currently in discussion with potential Korean distribution partners to launch Aridol.
A simple-to-use airways inflammation test, Aridol is administered as a dry powder in a hand-held inhaler. Doctors can use the results of this test to identify airway hyper-responsiveness — a hallmark of asthma.
To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.
- ends —

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	David McGarvey — Chief Financial Officer
Ph: +61 2 9454 7200 or email david.mcgarvey@pharmaxis.com.au

RELEASED THROUGH:
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Australia:
Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au
About Aridol
Asthma is among the top 10 most commonly cited reasons for consulting a General Practitioner (GP). Yet GPs currently rely upon older tests that are often inaccurate and cumbersome to assess airway inflammation in patients with asthma. The easy to administer test uses a patented formulation of mannitol processed into a breathable powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract that is simply detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma diagnosis. People without airway inflammation do not respond to an Aridol challenge test. Doctors can use the results of this test to identify airway hyper-responsiveness — a hallmark of asthma.
About Pharmaxis
Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include AridolTM for the management of asthma, BronchitolTM for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.
Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd
(Registrant)

Date: 09 July 2007	By:	/s/ David McGarvey

Name: David McGarvey Title: Chief Financial Officer